:DI 7/21/03 8:48

Prima Developments Ltd **No. 82-34703**

Back 2003-07-21, 11:48:12, EDT

03 JUL 30 AM 7:21

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.


03024900

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		6890958	2003-07-11	10 - Acquisition or disposition in the public market	200	6891158
Common Shares	Commonwealth Enterprise Fund Inc.	4762742	2003-07-09	10 - Acquisition or disposition in the public market	300	4763042
Common Shares	Commonwealth Enterprise Fund Inc.	4763042	2003-07-09	10 - Acquisition or disposition in the public market	200	4763242

dlw 7/30

No. 82-34703

ack 2003-07-21, 11:40:06, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

ile insider report - Completed

he transaction has been reported.

eported transactions for this session.

ecurity esignation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4762742	2003-07-09	10 - Acquisition or disposition in the public market	300	4763042
Common Shares		4763042	2003-07-09	10 - Acquisition or disposition in the public market	200	4763242